Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2005	2004
	(In Millions)
Earnings(loss):

Loss before income taxes & adjustments for minority	$(4,274)	$(978)
interest and equity earnings/(losses) in affiliates

Add(deduct):
Fixed charges, from below	564	458
Distributed earnings of affiliates	-	1
Amortization of capitalized interest	11	12
Interest capitalized	4	(1)

Loss as adjusted	$ (3,695)	$ (508)

Fixed charges:

Interest expense, including capitalized amounts and
amortization of debt costs	$ 353	$ 336
Portion of rental expense representative
of the interest factor	211	122

Fixed charges	$ 564	$ 458

Ratio of earnings to fixed charges	(a)	(a)

(a) Earnings were inadequate to cover fixed charges by $4.3 billion in 2005 and $966 million in 2004.